 [ROIC LETTERHEAD]

June 27, 2011

VIA EDGAR AND FEDEX

Mr. Daniel L. Gordon
Mr. Jorge L. Bonilla
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Opportunity Investments Corp.
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
File No. 001-33749

Dear Mr. Gordon:

On behalf of Retail Opportunity Investments Corp. (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated June 13, 2011 (the "June 13 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2010 (the "Form 10-K") and Form 10-Q for the quarter ended March 31, 2011 (the "Form 10-Q").

For the Staff's convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the June 13 Letter and are numbered accordingly. The text of the Staff's comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2010

Item 1, Business, page 2

General

1.
We note your disclosure regarding your significant property acquisitions during the fiscal year.  In future Exchange Act periodic reports, to the extent you acquire or dispose of properties in the reporting period which are in the aggregate material, please include disclosure on weighted average capitalization rates for the acquisitions and dispositions, and include a clear description of how you calculated disclosed capitalization rates.

The Company advises the Staff that disclosure of capitalization rates for acquisitions and dispositions would be misleading to investors based on the computational disparity of this measure and the high degree of judgment/forecasting that goes into its inputs. In addition the presentation of this measure would be competitively disadvantageous to the Company for future acquisitions or dispositions.

The concept of capitalization rates originates from the appraisal environment literature wherein it is not defined in an overly precise manner, especially relating to real estate, which has lead to a wide range of accepted practices in its application. The lack of consistency exists both in the methodology employed by each company but also within any given company which can vary from transaction to transaction.  The Company does not believe that even by describing how capitalization rates is calculated it would be able to fully address all the judgments and assumptions made or how it determined certain inputs which constitute forecasted amounts without being misleading or risking disclosing proprietary methodology. The Company further notes that the Commission has long maintained a policy of giving registrants the option of presenting forecasts in their Commission filings, but recognizing their inherent unreliability and their potential for misleading investors, has generally not mandated their inclusion.  See for example Item 10(e) of Regulation S-K. The Company believes that a large number of the inputs in capitalization rate measures would be considered forecasts and that their multiplicity in the model only increases the risk of misleading investors.

The Dictionary of Real Estate Appraisal, 5th Edition, published by the Appraisal Institute, defines capitalization rate as: "Any rate used to convert income to value". The Appraisal of Real Estate, 13th Edition, published by the Appraisal Institute, defines it as follows: "An overall capitalization rate is an income rate for a total property that reflects the relationship between a single year's net operating income and the total property price or value". These definitions are extremely vague which has lead to common application issues such as:

What reference year net operating income should be applied to the capitalization rate?  Under varying circumstances it might be appropriate and legitimate to use the most recent trailing twelve months, the upcoming projected twelve months or some future twelve month period defined as the year in which the property becomes stabilized.  Depending on the facts and circumstances of the specific property, any one of those might be the most reasonable annual period.

What assumptions and estimates should be made in determining the "stabilized net operating income"? The Company's estimate of future rents, utility costs, interest costs, and other operating costs are key to the determination of stabilized net operating income. Not disclosing these assumptions along with capitalization rates could be misleading, as investors would not know what assumptions were made. On the other hand, disclosing the assumption would be competitively disadvantageous as they would present to the public the Company's underwriting assumptions.

The Company also submits to the Staff that, the disclosure of capitalization rate components will, as discussed above, include a discussion of net operating income which is a non-GAAP financial measure. The Company additionally notes that while Regulation G permits registrants to include disclosure of non-GAAP financial measures (provided a reconciliation of that measure to the most directly comparable GAAP financial measure is also included), we are unaware of any mandated requirement to disclose non-GAAP financial measures.

Finally, we note that in situations in which the Company acquires properties in the reporting period which are in the aggregate material, the Company will continue to include Rule 3-14 compliant financial statements which will include historical property based revenue and expense information for the periods mandated by that Rule and will include purchase price information for these and other properties the Company acquires.

2.
In future Exchange Act periodic reports, to the extent your acquisitions or originations of real estate debt investments during the reporting period are material, please disclose the weighted average maturity and yield on such investments.  In addition, please provide equivalent disclosure for your total debt portfolio as of the end of the reporting period.

The Staff's comment is noted, and to the extent that the Company acquires or originates performing real estate debt investments during the reporting period that are material, the Company will disclose the weighted average maturity and yield on such investments in future periodic filings. The Company respectfully submits to the Staff, that with respect to non-performing real estate debt investments, where the Company's investment objective is to acquire a fee interest in all or a portion of the underlying properties, disclosing the weighted average maturity and yield of such investments would not be meaningful for investors and the Company advises the Staff that, consistent with its prior filings, it will disclose the interest rate and the default rate with respect to such investments.

Item 2.  Properties, page 21

3.
In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, when applicable, average tenant improvement costs, leasing commissions and tenant concessions.

The Staff's comment is noted, and the Company will provide a discussion of the volume of new or renewed property leases executed by the Company's tenants during the most recent quarter in future periodic filings.

The Company directs the Staff's attention to the discussion under the heading "Revenue Recognition" on page F-12 of the Form 10-K for a discussion of the Company's revenue recognition with respect to rental income from leases with scheduled rent increases and leases with tenant improvement costs as well as other tenant lease incentives. As described in the Form 10-K, certain of the Company's leases include scheduled rent increases provisions, which, in accordance with GAAP, the Company accounts for on a straight-line basis. The Company's lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. The Company respectfully submits that investors are provided with appropriate information as a result of the Company's GAAP disclosure and that the percentage of leases that have escalators and the range of escalation provisions and average tenant improvement costs and tenant concessions would not be helpful to investors, but may be harmful to the Company in future leases negotiations and provide proprietary information of the Company to competitors and the Company's tenants.

4.
In future Exchange Act periodic reports, please also provide the average effective annual rental per square foot for the current and preceding reporting periods.  Please disclose the impact of any tenant concessions on such data.

The Company advises that Staff that it has not previously disclosed or otherwise provided investors with effective annual rental per square foot information. The Company respectfully submits to the Staff, that disclosure of annual rental per square information is not meaningful to the Company's investors since the Company has acquired its entire portfolio of real estate assets over the last eighteen months, and as a result, the Company's leases were recently valued, in connection with the allocation of the fair value of the real estate purchased, and reflected in the Company's financial statements. The Company directs the Staff's attention to the discussion under the heading "Real Estate" on page 34 of the Form 10-K for a discussion of the valuation of its real estate properties, including its leases.

In further response to the Staff's comment, the Company respectfully submits to the Staff that since the Company's lease incentives, including tenant concessions, are amortized as a reduction of rental revenue over the respective tenant lease terms, investors are provided with appropriate information as a result of the Company's GAAP disclosure and that such lease incentives would not have an impact on the Company's average effective annual rental.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

5.
Please tell us whether net operating income is viewed as a key performance measure.  If so, please include such performance measure in future filings, as applicable, with the appropriate Item 10(e) reconciliation.

The Company advises the Staff that the Company measures its performance based on funds from operations (FFO) as disclosed under the heading "Report on Operating Results " on page 27 of the Form 10-K. The Company does not currently consider net operating income to be a key performance measure of the Company. If, in the future, net operating income becomes a key performance measure of the Company, the Company will include it in future filings.

6.
We note that you have significant lease expirations in the next few years.  In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

The Company advises the Staff that it does not believe that it has significant lease expirations in the next few years. As disclosed in the Form 10-K, leases representing only 8.8%, 9.5% and 13.0% of base rents expire in 2011, 2012 and 2013, respectively.  The Company objects to the presentation of market/current asking rents on several grounds.  First, the Company advises that Staff that it has not previously disclosed or otherwise provided investors with information regarding its market/current asking rents and the inclusion of such information would require the Company to include information on leasing activities provided by other property owners or tenants leasing space at other properties.  The Company has no way of assessing the reliability or completeness of such information and consequently does not believe it is appropriate to include such information in its Commission filings.  Also, in every market, properties occupy different competitive positions and are considered more or less desirable to existing and prospective tenants. The inherent differences among properties in the market make the presentation of so-called market or asking rents not a reliable gauge for investors.

With regard to the relationship between rents on leases that expire in the current reporting period and rents on executed renewals or new leases, the Company, as part of Management's Discussion and Analysis of Financial Condition and Results of Operations, will include to the extent material in the current period, a discussion of the impact of lease turnover on revenue changes in the period.

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, page 29

7.
With respect to your discussion of operating income from properties, in future filings please include a complete discussion of the reconciling items that apply to the particular segment being discussed (i.e., "Shopping Centers").  Refer to the guidance in Question 104.2 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Staff's comment is noted, and the Company will provide the requested information in future periodic filings, to the extent they contain similar disclosures.

Contractual obligations, page 33

8.
We note your disclosure of your operating lease obligations included in your contractual obligations tabular disclosure on page 33, and your disclosure on page 34 that you did not have any operating lease obligations as of December 31, 2010.

Please clarify to us this apparent conflict and revise your disclosure in future filings as appropriate.

The Staff's comment is noted, and the Company will provide the requested information in future periodic filings, to the extent they contain similar disclosures.  The operating lease obligations in the tabular disclosure relates to a single ground lease held by the Company. The Company will clarify the distinction between the ground lease and other operating lease obligations in future periodic filings.

Report of Independent Public Accounting Firm, page F-3

9.
Please revise your auditors' report in future filings to refer to "the standards of the Public Company Accounting Oversight Board (United States)" instead of "the auditing standards of the Public Company Accounting Oversight Board (United States)." Refer to AS No. 1 of PCAOB.

The Staff's comment is noted, and the auditors' reports will be revised as requested in future periodic filings.

Consolidated Statements of Equity, page F-7

10.	Please explain to us the transaction that the registration expenditures relate to and the basis in GAAP for charging them to equity.

The Company advises the Staff that the registration expenditures included in the consolidated statements of equity relate to external accounting and legal costs associated with the filing of the Company's registration statements on Form S-3 and Form S-8, respectively. In accordance with ASC 505-10-S25 costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.  As of March 31, 2011 and December 31, 2010, respectively, the Company intended to offer securities under such registration statements.

Note 1.  Organization, Basis of Presentation and Summary of Significant Accounting Policies

Unconsolidated Joint Ventures, page F-18

11.	Please tell us, and disclose in future filings, the amount of your unfunded capital contribution commitments to your joint ventures.

The Company advises the Staff that as of December 31, 2010, the Company's sole requirement to contribute capital to its joint ventures comprised of a $1 million capital commitment which the Company does not consider to be significant. The Company will provide the requested information in future periodic filings, to the extent the Company has material unfunded capital contribution commitments to its joint ventures.

12.	Please tell us, and disclose in future filings, how you assess impairment relating to your investment in and advances to unconsolidated joint ventures.

The Company advises the Staff that the Company's investments in its unconsolidated joint ventures are reviewed for impairment periodically and the Company would record an impairment charge when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than temporary. The ultimate realization of the Company's investment in its unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. The Company will provide the requested information in future periodic filings, to the extent they contain similar disclosures.

Note 12.  Income Taxes, page F-25

13.	In future filings, please disclose the tax status of distributions per share (e.g., ordinary income, capital gain, return of capital). Refer to Rule 3-15(c) of Regulation S-X.

The Staff's comment is noted, and the Company will provide the requested information in future periodic filings.

Form 10-Q for the quarterly period ended March 31, 2011

14.	Please tell us how you considered the disclosure requirements in ASC 280-10-50-32 relating to reportable segments in condensed financial statements of interim periods.

The Company advises the Staff that the Company determined that its real estate finance operation no longer met the characteristics of an operating segment as defined under ASC 280-10-50-10 and therefore the Company was not subject to the disclosure requirements for segments under ASC 280-10-50-32. This determination followed the Company obtaining ownership of the three grocery-anchored neighborhood shopping centers referred to as the "Lakha Properties" in the Form 10-Q during the quarter ended March 31, 2011. The Company advises the Staff that the Company's management made this determination based on two factors. First, the real estate finance and shopping centers operations are managed on a unified basis since the purpose of the real estate debt investments made by the Company are primarily focused on obtaining the fee ownership of the properties underlying the debt investments as opposed to holding the investment for yield returns. Further, the Company does not maintain separate financial information maintained for the real estate finance operation internally. Second, the assets which comprised the Company's real estate finance operations at March 31, 2011 were less than the 10% of the Company's total assets and management does not expect to hold to materially increase the real estate debt investments above 10% of the Company's total assets in the near term.

Note 2.  Real Estate Investments

Property Acquisitions, page 11

15.	We note you obtained ownership of the Lakha Properties which secured three of the four CA Loans. Please clarify to us how the fourth loan which was secured by a second mortgage on an office building was considered and how it is being accounted for after the settlement transaction and tell us your basis in GAAP for this treatment.

The Company advises the Staff that the fourth loan was secured by a second mortgage on an office building in Washington.  The Company attributed no value to the second mortgage when it was acquired since that the outstanding principal balance of the senior mortgage on the property, which is held by a third party, exceeded the value of the property.  As such, in connection with the deed-in-lieu transaction, the Company agreed to extinguish the fourth loan and remove its lien on the property.

16.
Please refer to the summarized financial information related to the property acquisitions as if they occurred on the first day of the year for the period presented.  It does not appear this information includes the historical results of operations of the Company.  Please explain how you considered ASC 805-10-50-2.

The Company advises the Staff that in the future it will expand its disclosure to include historical results of operations of the Company when presenting financial information of acquired properties. The Company further advises the Staff that it has filed, on various Form 8-Ks, financial statements prepared pursuant to Rule 3-14 of Regulation S-X relating to the acquisition of all properties acquired by the Company during the three months ended March 31, 2011 which included the historical results of operations and financial information of the acquired properties.

*           *           *           *           *

In regards to the Form 10-K and the Form 10-Q, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact the undersigned at (914) 272-8080 (telephone) or Jay L. Bernstein, Esq. of Clifford Chance US LLP, counsel to the Company, at (212) 878-8000 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:

Stuart A. Tanz
Jay L. Bernstein, Esq.
Mr. Jerard Gibson
Mr. Michael McTiernan